50

04016277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Att 4/9/2004

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2004
WASH. D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN PACIFIC SECURITIES INC.
DBA: WP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 W. Shaw, Suite 106
(No. and Street)

Fresno (City) CA (State) 93711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Ross (559)226-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell & Langsdale
(Name – *if individual, state last, first, middle name*)

1615 Bonanza St., Suite 209 (Address) Walnut Creek, (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leonard Russ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Pacific Securities Inc., as of 12-31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Shirley Lowe
Notary Public

SHIRLEY LOWE
Commission # 1423455
Notary Public - California
Fresno County
My Comm. Expires Jun 10, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WP SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003
with
REPORT OF INDEPENDENT AUDITORS

WP SECURITIES, INC.
DECEMBER 31, 2003

Index to Financial Statements and Supplemental Schedules

Jewell & Langsdale

Certified Public Accountants

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ○ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Report of Independent Auditors

The Board of Directors
WP Securities, Inc.

We have audited the accompanying statement of financial condition of WP Securities, Inc. as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WP Securities, Inc. at December 31, 2003 and 2002, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jewell & Langsdale

March 22, 2004

WP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets		
Current assets:		
Cash	$ 30,735	$23,873
Receivables	5,360	7,963
Other current assets	5,505	7,975
Total current assets	41,600	39,811
Furniture and equipment less accumulated depreciation	15,468	9,669
Other assets:		
Deposits	10,000	10,000
	$67,068	$59,480
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 2,738	$ 9,481
Due to shareholder	2,334	2,799
Income taxes payable	3,176	2,333
Total current liabilities	8,248	14,613
Stockholders' equity:		
Common stock, 100,000 shares authorized; 50,000 shares issued and outstanding	5,000	5,000
Retained earnings (deficit) (restated November 15, 2001)	53,820	39,867
	58,820	44,867
	$67,068	$59,480

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF INCOME
YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue:		
Commissions and fees	$ 9,864	$ 11,057
Other revenue	488,414	151,177
Total revenue	498,278	162,234
Expenses:		
Payroll and consulting costs	380,633	76,242
Other compensation and benefits	22,385	
Regulatory fees and expenses	1,954	
Office and other operating costs	71,606	72,007
Depreciation	3,771	3,591
Total expenses	480,349	151,840
Income before provision for income taxes	17,929	10,394
Provision for income taxes	3,976	2,333
Net income	$ 13,953	$ 8,061
Earnings per share of common stock	$ .28	$ .16

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2003 AND 2002

	Common Stock	Retained Earnings
Balances at January 1, 2002	$5,000	$31,806
Net income for year ended December 31, 2002		8,061
Balances at December 31, 2002	5,000	39,867
Net income for year ended December 31, 2003		13,953
Balances at December 31, 2003	$5,000	$53,820

See accompanying notes

WP SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$13,953	$ 8,061
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	3,771	3,591
Increase or decrease in assets and liabilities:		
Receivables	5,073	20,429
Employee advances		2,250
Due to shareholders	(465)	(646)
Accounts payable and accrued expenses	(6,743)	(6,341)
Income taxes payable	843	(4,600)
Total adjustments	2,479	14,683
Net cash provided (used) by operating activities	16,432	22,744
Cash flows from investing activities:		
Furniture and equipment sold	6,808	
Furniture and equipment purchased	(16,378)	0
Net cash used by investing activities	(9,570)	0
Cash flows from financing activities:		
Net cash provided by financing activities	0	0
Net increase (decrease) in cash	6,862	22,744
Cash balance:		
Beginning of the year	23,873	1,129
End of the year	$30,735	$23,873

See accompanying notes.

WP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. <u>Summary of significant accounting policies</u>

Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

Reorganization of stockholders' equity – A quasi–reorganization of the retained earnings and common stock accounts occurred during the year ended December 31, 2001. The carrying values of assets were not affected by the restatement of stockholders' equity.

Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

2. <u>Organization</u>

WP Securities, Inc. was organized as a corporation under the laws of California on March 12, 1990. During June 1990, the Company opened offices and commenced operations as "Western Pacific Securities". A Fresno office was established during the year ended December 31, 2000 and all business activities are conducted solely by the Fresno office of the Company.

The Company is a full line securities firm eligible to operate and sell securities in the states of California and North Carolina.

3. <u>Furniture and Equipment</u>

The cost of furniture and equipment at December 31, 2003 and 2002 was $20,025 and $13,858, respectively. Depreciation expense, based upon useful lives ranging from five to seven years, was $3,771 for the year ended December 31, 2003.

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2003 included Federal and California tax of $3,976. For the year ended December 31, 2002, the provision for Federal and California income tax was $2,333.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $37,847, which was $32,847 in excess of its required net capital of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2003

Net Capital:	
Total stockholders' equity	$58,820
Deductions for non-allowable assets:	
Other current assets	5,505
Furniture and equipment	15,468
	20,973
Net capital before haircuts on securities positions	37,847
Haircuts on other trading and investment securities	0
Net Capital	$37,847
Aggregate Indebtedness:	
Accrued expenses payable included in statement of financial condition	$ 8,248
Computation of Basic Net Capital Requirement :	
Minimum net capital required for Company	$ 5,000
Excess net capital	$32,847
Ratio: Aggregate indebtedness to net capital	.25 to 1

NOTE: The minimum net capital requirement was met by the Company's Computation of Net Capital and Computation of Basic Net Capital Requirement (included in Form X-17A-5 at December 31, 2003) and the minimum net capital shown above.

Schedule II

WP SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2003

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

WP SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2003

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Jewell & Langsdale

Certified Public Accountants

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ◦ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.
Gary R. Langsdale, C.P.A.

Wilbur M. Parker (1923-1992)

Board of Directors
WP Securities, Inc.

In planning and performing our audit of the financial statements of WP Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jewell & Langsdale

March 22, 2004